UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8–K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): February 18, 2010 (February 16, 2010)

CRIMSON EXPLORATION INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-21644	20-3037840
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

717 Texas Ave., Suite 2900, Houston Texas 77002
(Address of Principal Executive Offices)

(713) 236-7400
(Registrant's telephone number, including area code)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On February 16, 2010, Crimson Exploration Inc. issued a press release announcing results of production and drilling activity during the year and quarter ended December 31, 2009 and year-end 2009 reserves, together with other selected fourth quarter and year-end financial data. The press release is included in this report as Exhibit 99.1.

The information contained in Exhibit 99.1 is incorporated herein by reference. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description
99.1	Press Release dated February 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CRIMSON EXPLORATION INC.

Date: February 18, 2010

/s/ E. Joseph Grady
E. Joseph Grady
Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
99.1	Press Release dated February 16, 2010

EXHIBIT 99.1

Crimson Exploration Inc Announces Fourth Quarter 2009 Production Results, Year-End Reserves, and 2010 Operational Guidance - Houston, TX – (BUSINESS WIRE) – February 16, 2010 - Crimson Exploration Inc. (NasdaqGM: CXPO) today announced production results and drilling activity for the fourth quarter of 2009, year-end 2009 reserves and guidance for 2010 production and capital expenditures.

Production Update

Crimson produced an estimated 3.2 Bcfe of natural gas equivalents, or approximately 34,800 Mcfe per day, during the fourth quarter 2009, compared with 4.6 Bcfe, or 50,300 Mcfe per day, produced during the fourth quarter of 2008. For the year ended 2009, Crimson produced an estimated 14.9 Bcfe of natural gas equivalents, or approximately 40,900 Mcfe per day, compared with 19.2 Bcfe, or 52,600 Mcfe per day, produced in 2008. New production resulting from a very limited drilling program in 2009 was not sufficient to offset normal field decline in our existing production. Fourth quarter 2009 production was also negatively impacted by approximately 1,500 Mcfe per day by a retroactive dispute settlement related to royalty payments on certain lease use gas and a retroactive adjustment to production previously recognized from certain non-operated conventional properties. Average production associated with the December 29, 2009 divestiture of certain non-core Louisiana assets was approximately 2,200 Mcfe per day for the fourth quarter of 2009 compared to approximately 4,900 Mcfe per day for the fourth quarter 2008.

As a result of the divestiture of our south Louisiana assets at the end of 2009, and with new production from our 2010 drilling program not expected to commence until the latter part of the first quarter, forecasted production for the first quarter of 2010 is expected to average between 30,000 and 32,000 Mcfe per day. As we proceed with our drilling program during 2010, we anticipate production to increase ratably during the year, resulting in an average rate of between 35,000 and 39,000 Mcfe per day for the year.

Year-End Proved Reserves

The following table summarizes Crimson's total proved reserves as of December 31, 2009:

	Net Reserves			Present Worth
	Oil	NGL	Gas	Discounted
Category	(Barrels)	(Barrels)	(MCF)	at 10% ($)
Developed	1,274,262	1,976,757	49,075,274	140,539,100
Undeveloped	689,862	663,956	20,784,320	35,883,600
Total Proved	1,964,124	2,640,713	69,859,594	176,422,700

Proved reserves at December 31, 2009, as estimated by Netherland, Sewell, and Associates, Inc., our independent reservoir engineering firm in accordance with new reserve reporting guidelines mandated by the Securities & Exchange Commission ("SEC"), were 97.5 Bcfe, with a PV-10 value of approximately $176.4 million. Our year-end proved reserves do not include the 7.6 Bcfe

of proved reserves attributed (as of September 30, 2009) to our south Louisiana assets sold on December 29, 2009. Year-end commodity prices used in calculating the present value of our reserves are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil and NGL volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by field area for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.87 per MMBTU is adjusted by field area for energy content, transportation fees and regional price differentials. All prices are held constant throughout the lives of the properties. Year-end proved reserves were 88% natural gas and natural gas liquids and 70% proved developed.

The changes in the SEC's reserve reporting guidelines at December 31, 2009 makes it difficult to fully understand the year over year change from December 31, 2008; therefore, we have included for comparative purposes, the following table summarizing Crimson's estimated December 31, 2009 proved reserves calculated using the former SEC price rules.

	Net Reserves			Present Worth
	Oil	NGL	Gas	Discounted
Category	(Barrels)	(Barrels)	(MCF)	at 10% ($)
Developed	1,366,652	2,094,742	54,620,626	226,862,149
Undeveloped	711,664	664,284	30,988,689	78,131,188
Total Proved	2,078,316	2,759,026	85,609,315	304,993,337

Proved reserves at December 31, 2009 utilizing former SEC guideline pricing for oil and natural gas were 114.6 Bcfe, with a PV-10 value of approximately $305.0 million based on year-end 2009 prices, held flat. Commodity prices that would have been used in calculating the present value of our reserves under the old SEC rules are based on posted spot prices as of December 31, 2009. For oil and NGL volumes, the average West Texas Intermediate spot price of $79.36 per barrel is adjusted by field area for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $5.79 per MMBTU is adjusted by field area for energy content, transportation fees and regional price differentials.

We have also included the following table that reflects industry market pricing perceptions in the calculation of our year-end 2009 reserves utilizing NYMEX futures contract strip pricing:

	Net Reserves			Present Worth
	Oil	NGL	Gas	Discounted
Category	(Barrels)	(Barrels)	(MCF)	at 10% ($)
Developed	1,389,421	2,123,409	56,023,329	250,779,902
Undeveloped	717,034	664,359	31,486,160	94,885,070
Total Proved	2,106,455	2,787,768	87,509,489	345,664,972

Proved reserves at December 31, 2009 utilizing year-end NYMEX futures contract strip pricing for oil and natural gas were 116.9 Bcfe, with a PV-10 value of approximately $345.7 million. Commodity prices used in calculating the present value of our reserves are based on the NYMEX closing prices, as of December 31, 2009, for the 2011 and 2012 contract years. The

average natural gas contract prices per MMBTU for 2010, 2011, and 2012 were $5.79, $6.34, and $6.53, respectively. The average crude oil contract prices per barrel for 2010, 2011, and 2012 were $73.88, $77.15, and $87.83, respectively. The average prices for 2012 were applied in subsequent years (resulting in three years of market estimated escalating commodity prices followed by flat prices for the remainder of the life of the reserves). Unrealized mark to market gain or loss that existed in our financial commodity price hedge contracts was not considered in any of the estimates of PV-10 value at year-end.

Capital Expenditures

Capital expenditures for the fourth quarter of 2009 were approximately $5.3 million, with approximately 80% of the expenditures related to our East Texas resource play. For the full year ended 2009, capital expenditures were $21.4 million compared to $207.2 million in 2008 ($118.0 million, excluding producing property acquisitions and undeveloped leasehold acquisition costs). This significant decrease in expenditures was primarily due to the reduction in our 2009 capital program to focus on reducing debt during that environment of low commodity prices and limited capital availability.

The significant improvement in our financial flexibility resulting from our recent equity offering positions us to pursue a 2010 capital program that will allow us to expand development of the potential in our East Texas and South Texas resource plays, in addition to increasing reserves, production and cash flow from our conventional assets. Our planned capital program for 2010 includes drilling seven Haynesville/Mid-Bossier Shale wells in East Texas, four wells targeting the Yegua/Cook Mountain formations in Southeast Texas and one Eagle Ford Shale well in South Texas. We have forecasted our 2010 capital expenditures to be approximately $50-$56 million compared to the $21.4 million spent in 2009. Our planned strategy for 2010 is to keep our capital expenditures closely aligned with internally generated cash flow from operations.

Divestiture of Non-Core South Louisiana Assets

On December 28, 2009 we closed on a definitive agreement to sell non-core operated and non-operated working interests in various producing wells, related production equipment and associated acreage primarily in Cameron, Calcasieu and Jefferson Davis parishes in southwest Louisiana for an aggregate contract price of $7.8 million, with net proceeds of approximately $7.3 million after normal purchase price adjustments. The loss on sale recognized related to the divestiture of these assets was approximately $6.8 million. The assets included substantially all of our southwest Louisiana properties, representing approximately 7.6 Bcfe of proved reserves at September 30, 2009 and average daily production of approximately 3,100 Mcfe per day for the year ended December 31, 2009, or approximately 7.5% of our total daily production for such period. The sale of these assets represents a strategic exit from all operations in south Louisiana and removes approximately $5.3 million of our total recorded asset retirement obligation at December 31, 2009.

Drilling Activity

East Texas – Haynesville Shale and Mid-Bossier Shale

During the fourth quarter of 2009, Crimson announced the successful completion of the company's first well in East Texas; the Kardell #1H which recorded the highest 24-hour gas rate reported to date in the entire Haynesville Shale play (30.7 Mcfe per day). Since that time the well has produced almost 1 Bcf of natural gas in the first 90 days of production. The Kardell well brought significant attention to San Augustine County as a potential new "Core Area" of the play. We have recently executed a one-year rig contract for our planned drilling activity in East Texas. The first of five planned operated wells during 2010 is expected to spud in early March. Crimson has approximately 12,000 net acres in San Augustine and Sabine counties that it considers highly prospective in the Haynesville Shale, Mid-Bossier Shale and James Lime formations.

South Texas- Eagle Ford Shale

Crimson also commenced drilling in the fourth quarter of 2009 a 14,300' pilot well to test the Edwards and Eagle Ford Shale potential at its NW Pawnee prospect in Bee County, Texas. In January, the Dubose #1 was completed as a vertical well in the Eagle Ford shale between 13,100 and 13,225 feet. The well flowed 600 Mcf per day at 2,400 psi flowing tubing pressure on an 8/64" choke after a small fracture stimulation. The well is currently shut-in due to limited production facilities. Crimson is encouraged by the results from the Dubose #1 and the potential of a future Eagle Ford horizontal well, which we currently have planned for the second half of 2010. Crimson has approximately 2,800 gross acres under lease around the Dubose #1 well.

Southeast Texas - Liberty County

Crimson recently executed a multi-well drilling contract for its 2010 Liberty County drilling program where it has a total of four consecutive wells planned for the year. The first well, the Schwarz # 1 ST commenced operations during the first week of February 2010 targeting the Cook Mountain objective between 14,500' and 15,500'.

Crimson Exploration is a Houston, TX-based independent energy company engaged in the acquisition, development, exploitation and production of crude oil and natural gas, primarily in the onshore Gulf Coast regions of the United States. At present, the Company owns and operates conventional properties in Texas, Louisiana, Colorado and Mississippi, approximately 12,000 net acres in the highly prospective Haynesville Shale, Mid-Bossier, and James Lime formations in San Augustine and Sabine counties in East Texas, a prospective Eagle Ford acreage position in South Texas and production and acreage in the Denver Julesburg Basin of Colorado.

Additional information on Crimson Exploration Inc. is available on the Company's website at http://crimsonexploration.com.

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission ("SEC"). Such statements include those concerning Crimson's strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that Crimson expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions Crimson made based on

its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Crimson's control. Statements regarding future production, revenue and cash flow are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, commodity price changes, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes and the potential lack of capital resources. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2008 and our 424B4 prospectus, for a further discussion of these risks.

Contact: Crimson Exploration Inc., Houston, TX
E. Joseph Grady, 713-236-7400

Source: Crimson Exploration Inc.